

July 1, 2008

Mail Stop 4561

Kevin R. Watson
Executive Vice President and Chief Financial Officer
North Valley Bancorp
300 Park Marina Circle
Redding, California 96001
By U.S. Mail and facsimile to (530) 243-1755

Re: North Valley Bancorp
Form 10-K for the Fiscal Year ended December 31, 2007
Form 10-Q for the period ended March 31, 2008
File No. 000-10652

Dear Mr. Watson:

        We have reviewed your filing and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases and Other Nonperforming Assets, page 19

1. We note that your recorded investment in non-accrual loans and leases increased from $1.6 million at December 31, 2007 to $25.8 million at March 31, 2008 and that the related valuation allowance increased from $83 thousand to $4.2 million. This yielded an allowance for loan losses as a percentage of non-accrual loans and leases of approximately 16.3% and 5.2% at March 31, 2008 and December 31, 2007,

respectively. You also state that the 2008 increase in non-performing loans was centered in four real estate projects with loans totaling $24.0 million at March 31, 2008; two for residential development projects and the other two being residential acquisition and development loans and that the Company had established a reserve of $4.1 million for these four loans. In order for us to more fully understand management's actions in this regard, please provide us with the following:

- The specific events and circumstances that occurred during the first quarter of 2008 which impacted your decision(s) to place these loans on non-accrual;
- The allowance for loan loss specifically reserved for each of the four non-performing loans noted above for the periods ending December 31, 2008, March 31, 2008 and June 30, 2008 and reasons to support the timing of these reserves;
- A description of the collateral backing these loans, the date(s) of your most recent appraisal(s) and how these collateral values impacted your determination of when to place these loans on non-accrual status;
- How the specific collateral discussed above impacted both your determination and timing of recording the valuation allowance for these loans;
- Total non-performing loans and the related valuation allowance for each of these loans as of June 30, 2008 giving special attention to any non-performing loans referred to above; and
- Significant changes noted in the second quarter of 2008 that impacted the level of non-performing loans and the related allowance for loan losses.

*****

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3492 with any other questions.

Sincerely,

John P. Nolan
Accounting Branch Chief